UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Martin L. Solomon
        P.O. Box 70
        Coconut Grove, Florida 33233

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI
        ACHW

   3.   IRS or Social Security Number of Reporting Person (Voluntary):

        ###-##-####

   4.   Statement for Month/Year:

        June 1998

   5.   If Amendment, Date of Original (Month/Year):

        August 1997
   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director (x) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        President, Chief Executive Officer
   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person

                                      Table I -- Non-Derivative Securities Acquired,
                                            Disposed of, or Beneficially Owned



                                                                                 5. Amount of     6. Owner-
                                                                                  Securities      ship Form:    7. Nature of
                   2. Transaction                                                Beneficially     Direct (D)      Indirect
   1.  Title of          Date        3. Transaction    4. Securities Acquired       Owned at      or Indirect    Beneficial
     Security          (Month/            Code         (A) or Disposed of (D)    End of Month        (I)          Ownership
    (Instr. 3)        Day/Year)        (Instr. 8)         (Instr. 3, 4 & 5)     (Instr. 3 & 4)   (Instr. 4)      (Instr. 4)
    ------------   --------------    --------------    ----------------------   --------------   ------------   ------------
                                     Code      V      Amount  (A)or(D)  Price
    Common Stock,     6/10/98          P              10,000     A      $1.75      8,028,043           D
    $.01 par value
    Common Stock,     6/15/98          P              13,300     A      $1.6875    8,041,343           D
    $.01 par value
    Common Stock,     6/29/98          P               9,000     A      $1.6875    8,050,343           D
    $.01 par value







    /TABLE

                                                 Table II -- Derivative Securities Acquired,
                                                         Disposed of, or Beneficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                9. Number  10. Owner-
                                             5. Number                                             of        ship
                                             of Deriva-                                          Deriva-    Form of
                                                tive                                              tive      Deriva-
              2. Conver-                     Securities                                         Securities   tive
   1. Title    sion or                       Acquired     6. Date       7. Title      8. Price   Benefi-   Security:
       of     Exercise  3. Trans-              (A) or    Exercisable       and           of       cially     Direct    11. Nature
    Deriva-   Price of    action  4. Trans-   Disposed       and         Amount of     Deriva-   Owned at    (D) or    of Indirect
      tive     Deriva-    Date     action     of (D)     Expiration     Underlying      tive      End of    Indirect   Beneficial
    Security    tive     (Month/     Code    (Instr. 3,  Date(Month/    Securities    Security     Month       (I)      Ownership
   (Instr. 3) Security  Day/Year) (Instr. 8)   4 & 5)     Day/Year)   (Instr. 3 & 4)  (Instr. 5) (Instr. 4) (Instr. 4) (Instr. 4)
   ---------- --------  --------- ---------- ---------- ------------- --------------- ---------- ---------- ---------- -----------
                                  Code    V   (A)  (D)  Date   Expir- Title  Amount or
                                                        Exer-  ation         Number of
                                                        cisable Date         Shares
   Redeemable  $1.83     6/2/98   P           8,000(A)  Exercisable:  Common Stock -   $0.50      22,705     D
   Common Stock                                         At any time          17,520
   Purchase                                             Expiration:
   Warrants                                             8/31/98







     Explanation of Responses:


   SIGNATURE OF REPORTING PERSON:






   /s/ Martin L. Solomon
   ==============================